Exhibit 1

28 February 2019

BRITISH AMERICAN TOBACCO ANNOUNCES FINANCE DIRECTOR’S RETIREMENT

British American Tobacco p.l.c. (BAT) announces that, after 30 years with the Company and 11 years as Finance Director, Ben Stevens has informed the Company of his intention to step down as Finance Director on reaching the age of 60 and will retire from the Board on 5 August 2019.

Ben will be succeeded as Finance Director by Tadeu Marroco, currently Director, Group Transformation. Prior to his appointment on 5 August 2019, Tadeu will be appointed as Deputy Finance Director with effect from 1 March 2019, in addition to his current role.

Tadeu joined BAT in Brazil 26 years ago. Having been Regional Finance Controller, EEMEA, and Group Finance Controller, he was appointed to the Management Board in September 2014 as Director, Business Development. In December 2016 he was appointed Regional Director, Western Europe, becoming Regional Director, Europe and North Africa in January 2018, before taking up his current role in January 2019.

Richard Burrows, Chairman of BAT, said: “Throughout his long and varied career at BAT, Ben contributed an enormous amount to making BAT the Company it is today. In particular, Ben has been an outstanding Finance Director who has been instrumental in ensuring that the Company has, over many years, delivered consistent earnings and dividend growth. I am confident that BAT is now well positioned to take advantage of today’s exciting future opportunities with its potentially reduced risk products. On behalf of the Board, I would like to thank Ben for his leadership and his invaluable contribution to the Company over the past 30 years.”

“I would also like to welcome Tadeu to the Board. His success as a Regional Director and the broad experience he has gained in other roles over his 26-year career with BAT makes him ideally placed to assist our CEO Jack Bowles as we accelerate our transformation agenda.”

Commenting on his decision to retire, Ben Stevens said: “In my 30 years with BAT, I have lived through many changes and I am proud to have been part of the management team that has turned BAT into the dynamic and truly international multi category tobacco and nicotine company that it is today.
I am particularly pleased that the Board has decided to appoint Tadeu as my successor and am confident that he will play a key role in delivering our ambition to transform our Company and our industry.”

Notes to Editors

Ben Stevens – career at BAT

1990: Takes up first role with BAT as Regional Finance Controller for East Africa and South Asia.
1992: Becomes Regional Finance Controller for BAT’s Europe area.
1994: Moves to BAT Switzerland where he takes up a variety of roles in the Marketing function.
1995:  Becomes Chairman and Managing Director of Pakistan Tobacco Company.
1997: Takes up the role of Chairman and Managing Director with BAT Russia.
1998: Moves back to the UK to take up the role of Head of Corporate Affairs for BAT .
2000: Becomes Head of Merger Integration, overseeing the £7bn integration between BAT and Rothmans.
2001: Joins the BAT Management Board as Development Director, responsible for the Smoking Tobacco and Cigars division, Mergers & Acquisitions, IT, Corporate Strategy and e-business ventures.
2004: Becomes Regional Director for BAT’s Europe area.
March 2008: Takes a seat on the BAT Board before becoming Group Finance Director the following month.
August 2019: Retires as Finance Director.

About British American Tobacco

British American Tobacco is one of the world’s leading, multi-category consumer goods companies, that provides tobacco and nicotine products to millions of consumers around the world.

It employs over 55,000 people, with market leadership in over 55 countries and factories in 42. Its Strategic Portfolio is made up of its global cigarette brands and an increasing range of potentially reduced-risk products, comprising vapour and tobacco heating products, as well as oral tobacco and nicotine products such as modern white oral products and more traditional products such as moist snuff and snus.

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